UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

REDBACK NETWORKS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209507

(CUSIP Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 757209507

1.	Name of Reporting Person: TCV IV, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,887,946 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 8,887,946 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,887,946 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.19%

14.	Type of Reporting Person (See Instructions): PN
(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,283,200 shares of common stock and warrants which can be immediately exercised for a total of 1,570,800 shares of common stock.

CUSIP No. 757209507

1.	Name of Reporting Person: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 331,417 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 331,417 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 331,417 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person (See Instructions): PN
(A) Please see Item 5. Includes Preferred Stock immediately convertible into 234,290 shares of common stock and warrants which can be immediately exercised for a total of 58,573 shares of common stock.

CUSIP No. 757209507

1.	Name of Reporting Person: Technology Crossover Management IV, L.L.C See item 2 for identification of the Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,219,363 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 9,219,363 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,219,363 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.72%

14.	Type of Reporting Person (See Instructions): OO
(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No. 757209507

1.	Name of Reporting Person: JAY C. HOAG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,219,363 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 9,219,363 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,219,363 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.72%

14.	Type of Reporting Person (See Instructions): IN
(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No. 757209507

1.	Name of Reporting Person: RICHARD H. KIMBALL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 9,219,363 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: -0- SHARES OF COMMON STOCK

		10.	Shared Dispositive Power: 9,219,363 SHARES OF COMMON STOCK (A)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,219, 363 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.72%

14.	Type of Reporting Person (See Instructions): IN
(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No. 757209507

1.	Name of Reporting Person: JOHN L. DREW		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 682 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: 9,219,363 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 682 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: 9,219,363 SHARES OF COMMON STOCK (A)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,220,045 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.72%

14.	Type of Reporting Person (See Instructions): IN
(A) Please see Item 5. Includes option issued under the 1999 Director’s Option Plan and held directly by Reporting Person which can be exercised for a total of 682 shares of common stock. This also includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”). The Company’s principal executive offices are located at 300 Holger Way, San Jose, CA 95134.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”); (5) Richard H. Kimball (“Mr. Kimball”); and (6) John L. Drew (“Mr. Drew”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Drew is a non-managing member of Management IV. Mr. Hoag, Mr. Kimball and Mr. Drew are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag, Mr. Kimball and Mr. Drew is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball or Mr. Drew has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On November 1, 2005 and November 3, 2005, TCV IV and Strategic Partners IV (collectively, the “TCV IV Funds”) purchased the following shares of the Company’s Common Stock in the open market (the “Market Shares”):

Name of Investor	Date of Purchase	Number Shares Acquired	Purchase Price
TCV IV	November 1, 2005	964,052	$11.00
Strategic Partners IV	November 1, 2005	35,948	$11.00
TCV IV	November 3, 2005	48,203	$10.9996	(1)
Strategic Partners IV	November 3, 2005	1,797	$10.9996	(1)
TCV IV	November 3, 2005	21,691	$11.01
Strategic Partners IV	November 3, 2005	809	$11.01
(1) This number represents the average price per share paid for the shares purchased. Shares were purchased at prices ranging from $10.99 to $11.00 per share.
The source of funds for the acquisition of the Market Shares by the TCV IV Funds was from capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the additional shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of their shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on November 3, 2005, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting	Number of Total Shares		Percentage of Outstanding Shares
Person	of Common Stock		of Common Stock(*)
TCV IV	8,887,946	(1)	14.19%

Strategic Partners IV	331,417	(2)	Less than 1%

Management IV	9,219,363	(3)(**)	14.72%

Mr. Hoag	9,219,363	(3)(**)	14.72%

Mr. Kimball	9,219,363	(3)(**)	14.72%

Mr. Drew	9,220,045	(4)(**)	14.72%

(*)	All percentages in this table are based on 54,502,700 shares of Common Stock of the Company outstanding as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2005.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series B Preferred Stock immediately convertible into 6,283,200 shares of Common Stock and warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

(2)	Includes Series B Preferred Stock immediately convertible into 234,290 shares of Common Stock and warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

(3)	Includes Series B Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

(4)	Includes options issued under the 1999 Director’s Option Plan and held directly by Reporting Person which can be exercised for a total of 682 shares of Common Stock. This also includes Series B Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.
Each of the TCV IV Funds has the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the Series B Preferred Stock held by the TCV IV Funds. Each of the TCV IV Funds has the sole power to direct the voting its respective shares held by the TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the Series B Preferred Stock held by the TCV IV Funds.
Management IV as the sole general partner of the TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds, and the shares received upon conversion of the Series B Preferred Stock. Management IV may be deemed to have the sole power to direct the vote of the shares held by the TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds, and the shares received upon conversion of the Series B Preferred Stock. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV and Mr. Drew is a non-managing member of Management IV. Under the operating agreement of Management IV, Mr. Hoag may be deemed to have the sole power to dispose or direct the disposition of the shares and the warrants held by the TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the shares of Series B Preferred Stock held by the TCV IV Funds. Each of Messrs. Kimball and Drew may be deemed to have the shared power to dispose or direct the disposition of the shares and warrants held by TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the Series B Preferred Stock held by the TCV IV Funds. Mr. Hoag may be deemed to have the sole power to vote or direct the vote of shares held by TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the Series B Preferred Stock held by the TCV IV Funds. Each of Messrs. Kimball and Drew may be deemed to have the shared power to vote or direct the vote of the shares held by TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the Series B Preferred Stock held by the TCV IV Funds. Mr. Drew has the sole power to dispose and direct the disposition of the shares received upon exercise of his options and the sole power to direct the vote of the shares received upon exercise of his options. Messrs. Hoag, Kimball and Drew disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.
(d). Not applicable.
(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in the Reporting Persons’ statement on Schedule 13D with respect to the Company’s securities, filed on January 8, 2004 and amendment number 1 to the Initial 13D filed May 23, 2005, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement . (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the Common Stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the Common Stock of Digital Generation Systems, Inc. filed on March 21, 2002).

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2005
TCV IV, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JAY C. HOAG
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JOHN L. DREW
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement . (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the Common Stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the Common Stock of Digital Generation Systems, Inc. filed on March 21, 2002).